Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Jana L. Cresswell
jcresswell@stradley.com
215-564-8048
1933 Act File No. 333-104218
1940 Act File No. 811-21328

December 12, 2017

VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0505

Attention: Ms. Ashley Vroman-Lee

Re:	SMA Relationship Trust (the "Trust")
File Nos. 333-104218 and 811-21328
Dear Ms. Vroman-Lee:
I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 5:08 p.m. on July 31, 2017 (Accession No. 0001680289-17-000256).

This application also includes the withdrawal of the associated delaying amendments (the "Delaying Amendments") filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 2:26 p.m. on October 13, 2017 (Accession No. 0001609006-17-000053) and (ii) at 6:12 a.m. on November 13, 2017 (Accession No. 0001137439-17-000219).

The Amendment was filed under Rule 485(a) in anticipation of launching a new series of the Trust and the Delaying Amendments were filed under Rule 485(b) for the sole purpose of delaying the effectiveness of the Amendment.  The Registrant does not intend to launch the series of the Trust at the present time and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001680289-17-000256) filed under the EDGAR submission type 485APOS; and the Registrant's associated Delaying Amendments (Accession Nos. 0001609006-17-000053 and 0001137439-17-000219), each filed under the EDGAR submission type 485BXT.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Jamie M. Gershkow, Esquire at (215) 564-8543.

Very truly yours,

/s/ Jana L. Cresswell
Jana L. Cresswell